KRONES Aktiengesellschaft
Einladung zur Hauptversammlung
am 21. Juni 2006


PROCESSED
MAY 18 2006
THOMSON
FINANCIAL


KRONES

Einladung zur Hauptversammlung

KRONES Aktiengesellschaft Neutraubling
Wertpapier-Kenn-Nummer: 633 500

Wir laden unsere Aktionäre zur
26. ordentlichen Hauptversammlung ein,
die am Mittwoch, dem 21. Juni 2006, 15.00 Uhr,
in der Stadthalle Neutraubling,
Regensburger Straße 9, stattfindet.

Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses und des Konzernabschlusses mit den Lageberichten der KRONES Aktiengesellschaft und des Konzerns für das Geschäftsjahr 2005 sowie des Berichts des Aufsichtsrats.**

2. **Beschlussfassung über die Verwendung des Bilanzgewinns der KRONES Aktiengesellschaft**

Aufsichtsrat und Vorstand schlagen vor, den nach Einstellung von Euro 9.500.000,00 in die anderen Gewinnrücklagen gemäß § 58 Abs. 2 AktG verbleibenden Bilanzgewinn des Geschäftsjahres in Höhe von Euro 24.763.612,99 wie folgt zu verwenden:

Dividende	**Euro**
Euro 1,40 je Aktie	14.743.433,60
Andere Gewinnrücklagen Zuführung	9.500.000,00
Vortrag auf neue Rechnung	520.179,39
Bilanzgewinn	**24.763.612,99**

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2005 die Entlastung zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2005 die Entlastung zu erteilen.

5. **Aufsichtsratswahlen**

Der Aufsichtsrat der Gesellschaft setzt sich nach den §§ 96 Abs. 1, 101 AktG, §§ 1 Abs. 1, 7 Abs. 1 Satz 1 Nr. 1 MitbestG zusammen.

Die Amtszeit für die Aufsichtsratsmitglieder Dr. Lorenz Raith, Ernst Baumann, Rudolf Ederer und Norman Kronseder endet mit Ablauf der Hauptversammlung.

Der Aufsichtsrat schlägt vor

Herrn Dr. Lorenz Raith, Diplom-Kaufmann, Herzogenaurach
Herrn Ernst Baumann, Diplom-Ingenieur, Münsing
Herrn Dr. Jochen Klein, Diplom-Kaufmann, Darmstadt
Herrn Norman Kronseder, Agrarbetriebswirt, Steinach

für eine neue höchstzulässige Amtszeit in den Aufsichtsrat zu wählen.

Die Hauptversammlung ist nicht an den Wahlvorschlag gebunden.

6. **Beschlussfassung über die Ermächtigung des Vorstands zum Erwerb eigener Aktien der Gesellschaft**

a) Die Gesellschaft wird gemäß § 71 Abs. 1 Nr. 8 AktG ermächtigt, bis zum 20. Dezember 2007 eigene Aktien der Gesellschaft bis zu insgesamt 10 % des derzeitigen Grundkapitals für diese zu erwerben und zu verkaufen. Der Bestand der zu diesem Zweck erworbenen Aktien darf zusammen mit anderen Aktien der Gesellschaft, welche diese bereits erworben hat und noch besitzt, 10 % des Grundkapitals der KRONES Aktiengesellschaft nicht übersteigen. Der niedrigste Gegenwert, zu dem jeweils eine eigene Aktie erworben werden darf, wird auf den Mittelwert der Einheitskurse für diese Aktie an der Frankfurter Wertpapierbörse während der letzten fünf Börsentage vor dem Beschluss des Vorstands über den jeweiligen Erwerb, abzüglich 10 %, festgelegt, der höchste Gegenwert auf diesen Mittelwert zuzüglich 10 %.

b) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eigene Aktien der KRONES Aktiengesellschaft einzuziehen, die aufgrund vorstehender Ermächtigung erworben werden, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf. Die Ermächtigung kann ganz oder in Teilen ausgeübt werden.

7. Beschlussfassung über die Änderung von § 15 der Satzung (Vergütung Aufsichtsrat)

Vorstand und Aufsichtsrat schlagen vor, § 15 (Vergütung des Aufsichtsrats) wie folgt neu zu fassen:

»1.
Jedes Mitglied des Aufsichtsrats erhält neben dem Ersatz seiner Auslagen eine feste Vergütung in Höhe von jährlich Euro 10.000,00, jeweils zahlbar nach Ablauf des Geschäftsjahres. Der Ersatz der Auslagen erfolgt entweder durch Zahlung eines Pauschalbetrages in Höhe von Euro 600,00 für jede anberaumte Sitzung oder, falls die Auslagen Euro 600,00 im Einzelfall übersteigen, durch Zahlung der durch entsprechende Belege nachgewiesenen tatsächlichen Kosten.

2.
Neben der festen Vergütung erhält jedes Mitglied des Aufsichtsrats eine variable Vergütung. Die variable Vergütung hängt vom Jahresüberschuss der Gesellschaft pro Aktie ab, der in dem von der Gesellschaft entsprechend den Rechnungslegungsvorschriften IAS/IFRS (International Financial Reporting Standards) erstellten Konzernabschluss ausgewiesen ist.

Für jeden über den Betrag von Euro 3,00 hinausgehenden vollen Euro Jahresüberschuss je Aktie erhält jedes Aufsichtsratsmitglied einen Betrag von jeweils Euro 2.000,00 pro vollem Euro.

Die variable Vergütung ist nach Feststellung des Jahresabschlusses für das jeweilige Geschäftsjahr zur Zahlung fällig.

Die variable Vergütung wird nicht gewährt, soweit hierdurch die Grenzen des § 113 Absatz 3 AktG überschritten werden.

3.
Die Vergütung nach Absatz 1 beträgt für den Vorsitzenden das Doppelte und für den stellvertretenden Vorsitzenden das Eineinhalbfache.

4.
Die Gesellschaft erstattet jedem Aufsichtsratsmitglied die auf seine Bezüge entfallende Umsatzsteuer. Sie stellt den Mitgliedern des Aufsichtsrats Versicherungsschutz in Form einer Haftpflichtversicherung (D&O-Versicherung) zur Absicherung der gesetzlichen Haftpflicht aus der Aufsichtsratstätigkeit.«

8. Beschlussfassung über die Änderung von § 18 Absatz 1 der Satzung (Teilnahmerecht an der und Stimmrecht in der Hauptversammlung)

Vorstand und Aufsichtsrat schlagen vor, § 18 Absatz 1 der Satzung der Gesellschaft (Teilnahmerecht/Geschäftsordnung) aufgrund der Änderung des Aktiengesetzes durch das Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts vom 22.09.2005 wie folgt neu zu fassen:

»1.
Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die sich vor der Hauptversammlung bei der Gesellschaft in Textform in deutscher oder englischer Sprache anmelden und ihren Anteilsbesitz nachweisen.

Als Nachweis genügt ein in Textform erstellter besonderer Nachweis des Anteilsbesitzes durch das depotführende Institut in deutscher oder englischer Sprache. Der Nachweis hat sich auf den Beginn des einundzwanzigsten Tages vor der Hauptversammlung zu beziehen.

Der Nachweis und die Anmeldung müssen bis spätestens am siebten Tage vor der Hauptversammlung der Gesellschaft unter der in der Einberufung hierfür mitgeteilten Adresse zugehen.

Bei der Fristberechnung ist der Tag der Versammlung nicht mitzurechnen. Fällt der letzte Tag der Frist auf einen Samstag, Sonntag oder einen am Sitz der Gesellschaft staatlich anerkannten allgemeinen Feiertag, so ist der Zugang des Nachweises und der Anmeldung noch bis zum Ablauf des nächsten darauffolgenden Werktages ausreichend, wobei ein Samstag nicht als Werktag zählt.«

9. Beschlussfassung über die Änderung von § 19 der Satzung (Vorsitz in der Hauptversammlung)

Vorstand und Aufsichtsrat schlagen vor, § 19 der Satzung der Gesellschaft wie folgt neu zu fassen:

»1.
Die Hauptversammlung wird durch den Vorsitzenden des Aufsichtsrats geleitet. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Sofern eine solche Bestimmung nicht erfolgt ist, wird die Hauptversammlung durch ein anderes Aufsichtsratsmitglied geleitet, das die Hauptversammlung unter Leitung des Vorstandsvorsitzenden wählt.

2.
Der Versammlungsleiter bestimmt insbesondere die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen.

3.
Der Versammlungsleiter ist ermächtigt, das Frage- und Rederecht der Aktionäre zeitlich angemessen zu beschränken. Er ist insbesondere berechtigt, zu Beginn der Hauptversammlung oder während ihres Verlaufs den zeitlichen Rahmen des Frage- und Rederechts für den ganzen Hauptversammlungsverlauf, für einzelne Tagesordnungspunkte und/oder für einzelne Frage- und Redebeiträge angemessen festzusetzen.«

10. Beschlussfassung über die individualisierte Veröffentlichung der Vergütung des Vorstandes

Vorstand und Aufsichtsrat schlagen vor, zu beschließen:

»Die gemäß § 285 Satz 1 Nr. 9 Buchstabe a Satz 5 bis 9 sowie gemäß § 314 Absatz 1 Nr. 6 Buchstabe a Satz 5 bis 9 des Handelsgesetzbuches verlangten Angaben unterbleiben bis zum Ablauf des 20. Juni 2011.«

11. Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2006

Der Aufsichtsrat schlägt vor, die Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, zum Abschlussprüfer für das Geschäftsjahr 2006 zu wählen.

Zur Teilnahme an der Hauptversammlung sind diejenigen Aktionäre berechtigt, die ihre Aktien am Beginn des 21. Tages vor der Hauptversammlung, also spätestens am Beginn des 31. Mai 2006, bei der Gesellschaft, bei einem deutschen Notar, bei einer zur Entgegennahme von Aktien befugten Wertpapiersammelbank oder bei der Commerzbank AG oder einer ihrer Niederlassungen hinterlegen und dort bis zur Beendigung der Hauptversammlung belassen.

Die Hinterlegung ist auch in der Weise zulässig, dass Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei einem anderen Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Wir weisen ausdrücklich auf folgende gesetzliche Neuregelung hin:

Gemäß § 123 Abs. 3 Satz 2 AktG in der Fassung des Gesetzes zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts (UMAG) genügt für die Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts auch ein in Textform erstellter besonderer Nachweis des Anteilsbesitzes durch das depotführende Institut. Der Nachweis hat sich auf den Beginn des 31. Mai 2006 zu beziehen und muss der Gesellschaft spätestens bis zum Ablauf des 14. Juni 2006 unter folgender Adresse zugehen:

KRONES AG
c/o Commerzbank AG
ZTB S 2.31 Hauptversammlungen
60261 Frankfurt am Main

Die Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch Bevollmächtigte, z. B. die depotführende Bank, eine Aktionärsvertretung oder andere Personen ihrer Wahl, ausüben lassen, wobei der Bevollmächtigte nur stimmberechtigt ist, wenn die Vollmacht in Schriftform, elektronischer Form gemäß § 126a BGB oder in Form eines ausgedruckten Telefaxes nachgewiesen wird.

Zusätzlich bietet die Gesellschaft ihren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Die Aktionäre, die den von der Gesellschaft benannten Stimmrechtsvertretern eine Vollmacht erteilen wollen, benötigen hierzu eine Eintrittskarte zur Hauptversammlung. Vollmachten an von der Gesellschaft benannte Stimmrechtsvertreter müssen schriftlich übermittelt werden. Die notwendigen Unterlagen und Informationen erhalten die Aktionäre zusammen mit der Eintrittskarte. Vollmachten und Weisungen an von der Gesellschaft benannte Stimmrechtsvertreter müssen bis zum Ablauf des 19. Juni 2006 bei der Gesellschaft eingegangen sein, andernfalls können sie nicht berücksichtigt werden.

Zugänglich zu machende Anträge von Aktionären werden unverzüglich nach ihrem Eingang unter der Internetadresse *www.krones.de* veröffentlicht.

Neutraubling, im April 2006

Der Vorstand


B8
München
A3
Passau
Breslauer Str.
Regensburger Straße
Stadthalle
Neutraubling
Walhallastraße
Osttangente

KRONES AG
Hauptversammlung
am 21. Juni 2006

Stadthalle Neutraubling
Regensburger Straße 9
97073 Neutraubling



KRONES AG
Unternehmenskommunikation
Böhmerwaldstraße 5
93073 Neutraubling
Deutschland

Telefon 00 49(0) 94 01-70 32 58
Telefax 00 49(0) 94 01-70 34 96
E-Mail investor-relations@krones.de
Internet www.krones.com